SECURITI 02019077 ISSION

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SEC FILE NUMBER
8- 42833

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AP Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Park Circle - Suite 209
(No. and Street)

Centerport (City) New York (State) 11721 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Reichle (631) 757-3200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peare & Heller
(Name — if individual, state last, first, middle name)

525 Townline Road (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George C. Reichle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AP Securities Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

Signature

____

Title

Notary Public

DONALD P MUSGNUG
Notary Public, State of New York
Reg No. 01MU6027962
Qualified in Suffolk County
Commission Expires July 19 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peare & Heller, PC
CERTIFIED PUBLIC ACCOUNTANTS - BUSINESS CONSULTANTS
525 TOWN LINE ROAD • HAUPPAUGE, NEW YORK 11788 (631) 360-1700 FAX (631) 360-1789 E MAIL: cpa@peareheller.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
A.P. Securities, Inc.

We have audited the accompanying statement of financial condition of A.P. Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

The financial statements of A.P. Securities, Inc. as of December 31, 2000 were audited by other auditors whose report dated February 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of A.P. Securities, Inc., as of December 31, 2001 in conformity with generally accepted accounting principles.

Peare & Heller CPAs PC

Hauppauge, New York
February 15, 2002

(Successors to the practice of Musgnug, Caminiti & Cogliati,CPAs, LLP, who examined the financial statements for the year ended December 31, 2000)

A.P. SECURITIES, INC.

REPORT ON STATEMENTS OF
FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

CONTENTS

A.P. SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2001	2000
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 17,805	$ 19,048
Accounts receivable (Note 2)	48	8,397
Deposits-clearing organization (Note 3)	-	9
Investments (Note 4)	5,900	5,950
Total Current Assets	23,753	33,404
TOTAL ASSETS	$ 23,753	$ 33,404

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 4,723	$ 12,613
Corporation tax payable	100	100
Total Liabilities	4,823	12,713
SHAREHOLDER'S EQUITY		
Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding	35,000	35,000
Accumulated deficit	(16,070)	(14,309)
Total Shareholder's Equity	18,930	20,691
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 23,753	$ 33,404

See Accountants' Audit Report.
See accompanying notes to financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

A.P. Securities, Inc. is a corporation organized under the laws of the State of New York on March 20, 1990. The corporation is a broker, dealer in securities registered under the Securities Exchange Act of 1934. Business consists of retail sales of mutual funds and variable life insurance and annuities. The Company has been registered as a securities broker/dealer with the Securities and Exchange Commission since October 1990, and is a member of the National Association of Securities Dealers, Inc.

SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

For purposes of the statements of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

Securities transactions and related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Federal and State income taxes have not been provided because the shareholders elected to treat the Company as a small business corporation ("S Corporation") for income tax purposes as provided in Section 1372(a) of the Internal Revenue Code and the applicable state statutes. As such, the corporation income or loss and credits are passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain report amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

Accounts receivable of $48 and $8,397 in 2001 and 2000, respectively are all current and are comprised of commissions due on the sale of mutual funds.

Accounts receivable have been adjusted for all known uncollectible accounts and an allowance for doubtful accounts has not been provided as the amount is not considered material.

3. DEPOSITS-CLEARING ORGANIZATION

Prior to January 1, 2000, the Company had a clearing agreement with Ernst and Company. The agreement required the Company to maintain a deposit of $5,000 with the clearing agent. Interest was paid on the deposit account in accordance with its then free credit balance interest rates.

Should the clearing agent have a claim against the Company arising from any circumstance under this agreement which is not resolved within five business days of receipt of the claim from the clearing agent, the clearing agent could deduct such claim from commissions owed the Company. Should such commissions be insufficient to satisfy the claim, the clearing agent was authorized to withdraw the amount from the deposit account.

Effective January 1, 2000, the agreement terminated and the clearing agent returned all but $9 of the balance on deposit to the Company. During 2001, the balance of the security deposit was received.

4. INVESTMENTS

During the calendar year 2000, the Company acquired 500 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq") private placement for $5,900. These shares are restricted in accordance with the terms of the private placement memorandum. The shares are recorded at cost with a 100% haircut taken for net capital computation purposes.

5. RELATED PARTY TRANSACTIONS

The Company contracts with Asset Planning Associates, Inc., a related entity, for services rendered in connection with rent, telephone and clerical support. The total amount paid to Asset Planning Associates, Inc. for these services through December 31, 2001 and 2000 was $32,000 and $48,000, respectively. The amounts were allocated as follows:

	2001	2000
Managerial and clerical	$ 20,000	$ 30,000
Occupancy cost	12,000	18,000
	$ 32,000	$ 48,000

6. NET CAPITAL

The Company as a registered broker and dealer in securities is subject to the Uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2001 and 2000, the Company had a net capital of $13,030 and $14,784, respectively, which was $8,030 and $9,784 in excess of its required net capital of $5,000.

Because customer transactions are cleared through another broker-dealer on a fully-disclosed basis, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-1 of the Securities and Exchange Commission.

Peare & Heller, PC
CERTIFIED PUBLIC ACCOUNTANTS - BUSINESS CONSULTANTS
525 TOWN LINE ROAD • HAUPPAUGE, NEW YORK 11788 (631) 360-1700 FAX (631) 360-1789 E MAIL: cpa@peareheller.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of A.P. Securities, Inc.

In planning and performing our audit of the financial statements of A.P. Securities, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by A.P. Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act for 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that A.P. Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2001 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Peace & Heller CPAs PC

Hauppauge, New York
February 18, 2002